News Release

Alexco Announces Initial Elsa Tailings Resource Estimate, Keno Hill

May 6, 2010 -- Alexco Resource Corp. (TSX:AXR, NYSE-AMEX:AXU) (“Alexco” or the “Company”) is pleased to announce the completion of an initial resource estimate for the historical tailings located near the former town site of Elsa in the Keno Hill Silver District, Yukon. The estimate is based on phase one sampling completed by Alexco in 2009, under which Alexco drilled 283 sonic drill holes totaling 910 meters on a 50 meter grid covering a portion of the historical impounded tailings. An initial indicated resource estimate has now been completed by SRK Consulting (Canada) Inc. (“SRK”) as follows:

Category	Quantity		Grade			Contained Metal
	(tonnes)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (oz)	Au (oz)

Indicated	2,490,000	119.0	0.12	0.99	0.70	9,526,000	9,600

Notes:

1.	Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates.
2.

Includes all blocks in the block model and effectively reported at a cut-off of 50 grams per tonne silver as all material is potentially economic assuming metal prices of US$17 per troy ounce silver and US$1,000 per troy ounce gold, silver recovery of 85% and gold recovery of 35%. Lead and zinc values not considered.

3.	The effective date of this resource estimate is April 22, 2010.

Elsa Tailings Resource Estimate Highlights

  Historical milling operations started at Elsa in the 1930’s and operated almost continuously until 1988. Based on historical records, it is estimated that approximately 4.05 million short tons (3.67 million tonnes) of tailings were deposited at the Elsa site, captured mainly in the current existing impoundment and occupying an areal extent of approximately 100 hectares. In 2009, Alexco drilled 283 vertical sonic drill holes on a 50 meter grid covering a portion (approximately 77 hectares) of the impoundment area.

  Average thickness of tailings drilled is 2.3 meters, ranging from a maximum thickness of 7.5 meters to a minimum of 0.2 meters.

  Studies to assess tailings process alternatives and preliminary economics have been initiated, including metallurgical recovery tests through Kappes Cassiday & Associates, and are expected to be completed by the third quarter of calendar 2010. It is the opinion of SRK that, given completion of metallurgical test work appropriate to evaluate processing options, resources for the Elsa Tailings project have been defined to sufficient accuracy to support the preparation of a preliminary economic assessment.

  A phase two sampling program will focus on portions of the tailings impoundment not covered by the 2009 sonic drilling campaign.

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

Elsa Tailings Project

The Elsa Tailings are located approximately 400 meters northwest of the Elsa town site and the former United Keno Hill Mines (“UKHM”) mill. The historical impounded tailings extend over an area of approximately 100 hectares and are contained behind a series of low level dam structures. Historical milling operations at Elsa, which started in the 1930’s and operated almost continuously until 1988, produced a lead concentrate, and periodically a zinc concentrate. The tailings consist of unconsolidated fine sand to silty grained material, with sieve analyses indicating that the material is all finer than 250 microns with as much as 40 percent being less than 74 microns (200 mesh). The dominant minerals making up the tailings fragments are quartz and siderite (80 percent), with the balance composed of muscovite, other silicate minerals and pyrite.

The Elsa Tailings were previously drilled in 1970 using a percussion drill to complete 114 holes to an average depth of three meters on an approximate 60 meter grid. Very little historical data is available from this drilling program. In 1987 and 1988, a second drilling program was completed by UKHM using a rotary drill to complete 379 vertical holes averaging approximately 4.5 meters deep. Alexco and SRK examined historical data and methodologies related to these programs and concluded the drilling data were too unreliable to be used for resource evaluation and classification according to CIM best practice guidelines. As a result, Alexco in 2009 embarked on a new drilling campaign and completed 283 vertical sonic drill holes totaling 910 meters on a 50 meter grid. Additional parts of the impoundment area remain undrilled.

Drill core was sampled generally at each run length of 1.5 meters or to the lower tailings contact, and the entire core was sampled to provide a known volume for density measurements. All samples were shipped to the ALS Chemex laboratory in North Vancouver, BC for analysis, a facility independent of Alexco, and quality control samples were placed systematically into the sample stream. The dry density for each of the 2009 sonic drill samples was measured for each of the assayed cores, and was determined using the dry weight of the sample from the assay laboratory divided by the sampled interval length and the inside diameter of the core tube.

The tailings were modeled by combining an upper and lower surface to generate a three dimensional block model. High resolution topographic survey over the tailings and mapping tailings extents from drilling and air photo interpretation were used to generate an upper surface. The lower surface was generated from tailings and sub-surface contacts from sonic drilling data.

All tailings drill holes were composited to 1.5 meter intervals from top to bottom with a minimum composite length of 0.20 meters to allow thin portions of the tailings impoundment. A review of composite statistics and cumulative frequency plots for the metal assays domains indicates that it is not necessary to cap high grade values within the drill hole composites. Specific gravity composites were capped at a high value of 4.0 and a low value of 0.75. The average of capped specific gravity composites was 1.7.

Metal grades and specific gravity composites were used in a single estimation run using ordinary kriging. Estimates were verified by comparing estimated block values to composite and uncomposited drill hole data. Additional verification was undertaken using cross validation and comparing ordinary kriging estimates against two other estimators for the low grade silver domain at zero cut-off (inverse distance power of two and nearest neighbour). All validation checks confirm that the block estimates are appropriate.

The Elsa Tailings resource estimate has been prepared by SRK under the responsibility of G. David Keller, P.Geo., an independent Qualified Person as defined by National Instrument 43-101 (“NI 43-101”), in conformity with generally accepted CIM “Estimation of Mineral Resource and Mineral Reserve Best Practices” Guidelines, and the scientific and technical information disclosed in this news release has been reviewed and verified by G. David Keller. The resource estimate may be affected by further infill and exploration drilling that may result in increases or decreases in subsequent resource estimates. The resource estimate may also be affected by subsequent assessments of mining, environmental, processing, permitting, taxation, socio-economic and other factors. SRK is now completing an independent NI 43-101 compliant technical report in support of the Elsa Tailings resource estimate and the contents of this news release, which Alexco intends to file on SEDAR no later than 45 days from the date hereof.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

About Alexco

Alexco’s business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company’s core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development of new mining opportunities.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company’s website at www.alexcoresource.com.

Some statements in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this press release. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of remediation and reclamation activities; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and other commodities; possible variations in ore bodies, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development activities.